UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                               Jameson Inns, Inc.
                                (Name of Issuer)

                                 Preferred Stock
                         (Title of Class of Securities)

                                    470457300
                                 (CUSIP Number)

                            Michael E. Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
          (Name, address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 28, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

CUSIP NO. 470457300

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [  ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               7,920 Shares of Preferred stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             5,048 Shares of Preferred stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            7,920 Shares of Preferred stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     5,048 Shares of Preferred stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,968 Shares of Preferred stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.59%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 470457300

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               133,001 Shares of Preferred stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            133,001 Shares of Preferred stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            133,001 Shares of Preferred stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.07%

14 TYPE OF REPORTING PERSON*
            PN, BD


                                  SCHEDULE 13D

CUSIP NO. 470457300

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               12,431 Shares of Preferred stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            12,431 Shares of Preferred stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,431 Shares of Preferred stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.57%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Preferred Stock of Jameson Inns, Inc.,8 Perimeter Center East, Suite 8050, Atlanta, GA, 30346.

Item 2.  Identity and Background.
------   -----------------------

                        No change.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

                  No change.

Item 4.   Purpose of Transaction.
------    ----------------------

                  No change.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a)The persons reporting hereby owned the following shares of Stock as of January 29, 2004.
                                 Shares of Preferred Stock

Loeb Arbitrage Fund                     133,001
Loeb Partners Corporation*               12,968
Loeb Offshore Fund                       12,431
                                    -----------
                                        158,400

The total shares of Preferred Stock constitute 7.23% the 2,191,500 outstanding shares of Preferred Stock as reported by the issuer.
-------------------------
*Including 5,048 shares of Preferred Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The following purchases of Preferred Stock have been made in the last sixty
(60) days by the following:

                                 Purchases of Preferred Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          01-05-04        287             $18.19
                              01-12-04        305              17.77
                              01-20-04        198              18.36
                              01-21-04        247              18.81
                              01-26-04         82              18.71
                              01-28-04        182              18.72
                              01-29-04         49              18.53
                              01-29-04         82              18.67


Holder                                     Shares      Average Price
Loeb Arbitrage Fund           01-05-04       2813            $17.562
                              01-12-04       3109             17.772
                              01-20-04       2016             18.359
                              01-21-04       2496             18.806
                              01-26-04        842             18.712
                              01-28-04       1860             18.723
                              01-29-04        840             18.673
                              01-29-04        507             18.534



Holder                                     Shares      Average Price
Loeb Offshore Fund
                              01-12-04        286             $17.77
                              01-20-04        186              18.36
                              01-21-04        257              18.81
                              01-26-04         76              18.71
                              01-28-04        173              18.72
                              01-29-04         48              18.53
                              01-29-04         78              18.67



--------------------
*Including 5,048 shares of Preferred Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.
Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2004             Loeb Partners Corporation


                         By: /s/ Gideon J. King, Executive Vice President


February 4, 2004             Loeb Arbitrage Fund
                       By: Loeb Arbitrage Management, Inc.


                       By: /s/ Gideon J. King, President




February 4, 2004             Loeb Offshore Fund



                        By: /s/ Gideon J. King, Director